Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 File No.: 333-212513
Subject Company: Westar Energy, Inc.

Explanatory Note: A link to the following communication was posted by Great Plains Energy Incorporated on its website.

Kansas City Area Development Council Announces Regional Support for Great Plains Energy's Acquisition of Westar Energy
Combined company will help region maintain competitive electric rates while operating one of the nation's largest wind generation portfolios

KANSAS CITY, Mo., Sept. 7, 2016 /PRNewswire-USNewswire/ -- The Kansas City Area Development Council (KCADC) announced it is leading robust regional support for Great Plains Energy Incorporated (NYSE: GXP), the parent company of KCP&L, in its acquisition of neighboring Westar Energy, Inc. (NYSE: WR). The $12.2 billion deal will add capacity and cost savings for residents and businesses in the 18-county, two state Kansas City region.
"Strong, locally-owned utilities are a cornerstone of healthy regional economies," said Tim Cowden, President and CEO, KCADC, the umbrella economic development organization for the Kansas City region. "The combination of KCP&L and Westar Energy will ensure good jobs stay here and will allow us to maintain our competitive electric rates, one of our region's distinct advantages and one of the most important considerations for site selection consultants and companies looking to relocate to our area."
Once the transaction is complete, the new utility will have more than 1.5 million customers in Kansas and Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and more than 51,000 miles of distribution lines. In addition, more than 45 percent of the combined utility's retail customer demand can be met with emission-free energy.
"Bringing together the senior leadership of KCP&L and Westar Energy ensures that they will remain engaged in Kansas and Missouri," said Cowden. "Local leadership living, working and contributing in our community ensures our economic development efforts will continue to have their full attention. Their involvement and support of our efforts is critical to the future economic health of our region."
The transaction is on track and expected to close in the second quarter of 2017. The downtown Kansas City, Missouri, and downtown Topeka, Kansas, headquarters will remain after closing.
"We are extremely fortunate that Westar Energy found a neighboring buyer that understands and appreciates firsthand the regional needs of individual and corporate customers, especially with regard to business retention and attraction efforts in the heartland," said Matt Pivarnik, president and CEO, GO Topeka. "Both of these outstanding companies share a reputation for doing the right thing and going above and beyond with regard to their commitment to employees, safety, quality, the environment and corporate philanthropy."
KCP&L and Westar each have been serving customers in Kansas and Missouri for more than 100 years and currently jointly own and operate the Wolf Creek Nuclear Generating Station, as well as the La Cygne and Jeffrey power plants. With the addition of Westar's generation fleet, Great Plains Energy will have a more diverse and sustainable generation portfolio.
In addition, among investor-owned utilities in the United States, the combined company will have one of the largest portfolios of wind generation in the country. KCP&L and Westar each have made significant commitments to harvesting the general wind Kansas provides. KCP&L was the first utility in the country to own and operate a commercial-scale wind farm in the state of

Kansas at its 148.5 megawatt Spearville Wind Generation Facility. Westar Energy's multiple wind farms will provide 32% of the utility's retail electricity by the end of 2016.
"A robust portfolio of renewable energy is increasingly important to companies when they are looking to locate facilities," said Cowden.
Great Plains Energy has an established track record of successful integration with adjacent electric utilities. In 2008, Great Plains Energy completed its acquisition of Aquila, an electric utility serving customers in adjacent areas of Missouri. That successful acquisition has delivered - and continues to deliver - significant savings for customers, which have exceeded initial expectations.
Several regional economic development agencies have joined KCADC in their support of KCP&L's acquisition of Westar Energy and in recognition of the enormous economic development benefits that this transaction will have for the region. Those organizations include:
Missouri

•	City of Belton

•	Cass County Corporation for Economic Development

•	Clinton Chamber of Commerce

•	De Soto Economic Development Council

•	Economic Development Corporation of Kansas City

•	Grain Valley Chamber of Commerce

•	Independence Council for Economic Development

•	Lee's Summit Economic Development Council

•	Northland Regional Chamber of Commerce

•	City of Raytown

•	Platte County Economic Development Council

•	St. Clair County Economic Development

•	St. Joseph Economic Development Partnership

•	Economic Development Sedalia-Pettis County Economic Development

Kansas

•	Abilene Area Chamber of Commerce

•	Butler County Community Development

•	Regional Development Association of East Central Kansas (Emporia)

•	El Dorado Chamber of Commerce

•	Emporia Chamber of Commerce

•	City of Fort Scott Economic Development

•	Harvey County Economic Development Council

•	Junction City Area Chamber of Commerce

•	Leavenworth County Development Corporation

•	City of Parsons Economic Development

•	Pittsburg Area Chamber of Commerce

•	GO Topeka

•	Wyandotte Economic Development Council

About Greater Kansas City
Home to 2.5 million people, the Kansas City region offers the benefits of more than 50 unique communities and 18 counties in Kansas and Missouri. The area ranks as the number one rail center in the U.S., the country's third largest trucking center and one of the largest Foreign Trade Zones in the U.S. The Kansas City region is recognized as "America's Creative Crossroads" as a center for technology and artistry.
About KCADC
The Kansas City Area Development Council serves the 18-county, two-state Kansas City area by marketing the region's business and lifestyle assets to companies around the world. Working closely with its 50+ state, county and community partners and its more than 250 corporate partners across the region, KCADC has attracted companies pledging to create more than 60,000 new jobs over its 40-year history. Visit thinkkc.com for more information.
SOURCE Kansas City Area Development Council
Forward-Looking Statements
Statements made on this communication that are not based on historical facts are forward-looking, involve risks and uncertainties, and speak only as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the proposed acquisition of Westar, the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy's ability to successfully manage transmission joint venture or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated acquisition of Westar; the risk that a condition to the closing of the anticipated acquisition of Westar or the committed debt or equity financing may not be satisfied or that the anticipated acquisition may fail to close; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the anticipated acquisition of Westar and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated acquisition of Westar; the costs incurred to consummate the anticipated acquisition of Westar; the possibility that the expected value creation from the anticipated acquisition of Westar will not be realized, or will not be realized within the expected time period; the credit ratings of Great Plains Energy following the anticipated acquisition of Westar; disruption from the anticipated acquisition of Westar making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; and other risks and uncertainties.
The foregoing list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy has filed and will file with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date it was made. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
This information on this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains

Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION.
Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants in Proxy Solicitation
Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.